Exhibit 1

ASX

Release

27 September 2018

Westpac outlines further provisions for customer payments and related costs to be incurred in its FY18 results

Westpac Banking Corporation has today announced that its Cash earnings in Full Year 2018 will be reduced by an estimated $235 million following continued work on addressing customer issues and from provisions related to recent litigation. The key elements include:

•                 Increased provisions for customer refunds associated with certain advice fees charged by the Group’s salaried financial planners due to more detailed analysis going back to 2008. These include where advice services were not provided, as well as where we have not been able to sufficiently verify that advice services were provided;

•                 Increased provisions for refunds to customers who may have received inadequate financial advice from Westpac planners;

•                 Additional provisions to resolve legacy issues as part of the Group’s detailed product reviews;

•                 Provisions for costs of implementing the three remediation processes above; and

•                 Estimated provisions for recent litigation, including costs and penalties associated with the already disclosed responsible lending and BBSW cases.

Details of the provisions/costs are still being finalised and the Group expects to provide more information when it releases its Full Year 2018 Results template, later in October 2018. As a guide, approximately two thirds of the impact is expected to be recorded as negative revenue while the remainder will be recorded in costs.  Costs associated with responding to the Royal Commission are not included in these amounts.

The program of reviews will continue into Full Year 2019. This includes continuing to investigate and consider potential further costs associated with advice fees charged by our aligned planners.

Westpac is scheduled to report its Full Year 2018 results on 5 November 2018.

Notwithstanding these new provisions, Westpac remains well placed to meet APRA’s unquestionably strong capital benchmark.

Westpac first commenced its “get it right put it right” initiative in early 2017 to address legacy issues in some products and practices. Westpac Chief Executive Officer, Brian Hartzer said “It is disappointing some of our past practices have not lived up to appropriate standards. We are committed to fixing any issue identified, as well as ensuring that any customer affected has not been disadvantaged.”

Ends…

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